SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-39090

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K  ☐  Form 20-F  ☐   Form 11-K  ⌧  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Provident Bancorp, Inc.

Former name if applicable:

Address of principal executive office (Street and Number):  5 Market Street

City, State and Zip Code: Amesbury, Massachusetts 01913

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Provident Bancorp, Inc. (the “Registrant”) was unable to file its Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2023, timely without unreasonable effort or expense as the Registrant required additional time to comply with the eXtensible Business Reporting Language (“XBRL”) requirements applicable to the filing.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Carol L. Houle	(617)	546-7365
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Provident Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2023	By:	/s/ Carol L. Houle
Carol L. Houle
Co-President and Co-Chief Executive Officer,
and Chief Financial Officer

ATTACHMENT TO FORM 12b-25
PROVIDENT BANCORP, INC.

The Registrant has reported net income for the quarter ended March 31, 2023, of $2.1 million, compared to $5.5 million for the quarter ended March 31, 2022.  The decrease in net income was due to a decrease in net interest and dividend income of $2.1 million, or 11.8%, and increases in credit loss expense of $1.7 million and noninterest expense of $1.8 million, or 15.8%, partially offset by a decrease in income tax expense of $1.6 million, or 69.9%.